New York Stock Exchange
11 Wall Street
New York, NY 10005

February 26, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Fidelity Small-Mid Factor ETF of Fidelity Covington Trust under the Exchange Act of 1934.

Sincerely,

© 2019 Intercontinental Exchange, Inc.